Free Writing Prospectus Filed Pursuant to Rule 433 Registration Statement No. 333-177923 Dated March 25, 2013

7yr ETF Efficiente Contingent Annual Income Note

OVERVIEW

JPMorgan ETFEfficiente5Index(the"Index") isa cross asset strategy that aims to maximize returns per unit of risk by using portfolio optimization technology.
The Index uses the concept of the efficient frontier to select the optimum portfolio from a universe of 12 exchange traded funds and a cash index, and aims to maximize returns while targeting a realized volatility of 5%. The strategy rebalances monthly and is non discretionary. The Index levels incorporate an adjustment factor of 0.50% per annum which is deducteddaily.

The Notes offer an annual interest payment equal to the greater of a minimum interest rate of 0.0% per annum or the annualized performance of the Index. Any payment on the Notes is subject to the creditriskofJPMorganChase[AND]Co.

May be appropriate for investors requiring asset and geographical diversification and full repayment of principal at maturity, subject to the credit risk of JPMorgan Chase [AND] Co.

Summary of Terms

Issuer:                  JPMorgan Chase [AND] Co.

Par:                     $1,000

Underlying:              JPMorgan     ETF     Efficiente     5     Index

Underlying Ticker:       EEJPUS5E

Interest Rate:           Cumulative Index Return x Index Factor, subject to
                         Minimum Interest Rate

Cumulative Index Return: On each Interest Determination Date, (Ending Index
                         Level --Initial Index Level) / Initial Index Level

Index Factor:            1/n, where "n" is equal to the number of Interest
                         Determination Dates that have occurred to date,
                         including the current Interest Determination Date

Minimum Interest Rate:   0.0%*

Ending Index Level:      The Index closing level on an Interest Determination
                         Date

Interest Determination   Annual
Dates:

Pricing Date:            April 19, 2013

Maturity Date:           April 30, 2020

CUSIP:                   48126DF46

Return Profile

The Interest Rate for each annual Interest Payment Date will be a percentage equal to the Cumulative Index Return multiplied by the Index Factor, provided that the Interest Rate will not be less than the Minimum Interest Rate.

You are entitled to repayment in full of your principal investment plus the minimum return at maturity, even if the strategy declines, subject to the credit risk of JPMorgan Chase [AND] Co. North America Structured Investments

   Hypothetical Back-Tested and Historical Performance of the JPMorgan ETF

Efficiente 5 Index

110

90

70

50

Jan- Jul- Jan- Jul- Jan- Jul- Jan- Jul- Jan- Jul-11 Jan- Jul-
07   07   08   08   09   09   10   10   11          12   12

Hypothetical back tested results are neither an indicator nor guarantee of future returns. Actual results will vary, perhaps materially, from the analysis implied in the hypothetical back tested and historical information that forms part of the information contained in the chart above.

                        Hypothetical Interest Payments**
                                 Interest Rate
                          for certain Interest Payment

Dates

Cumulative
  Index     First   Third      Fifth     Seventh
  Return    Year    Year        Year     Year
------------------ ------- ------------- --------
 70.00%   70.00%    23.33% 14.00%        10.00%
--------- -------- ------- ------------- --------
 50.00%   50.00%    16.67% 10.00%        7.14%
--------- -------- ------- ------------- --------
 30.00%   30.00%    10.00% 6.00%         4.29%
--------- -------- ------- ------------- --------
 15.00%   15.00%     5.00% 3.00%         2.14%
--------- -------- ------- ------------- --------
 10.00%   10.00%     3.33% 2.00%         1.43%
--------- -------- ------- ------------- --------
  5.00%   5.00%      1.67% 1.00%         0.71%
--------- -------- ------- ------------- --------
  0.00%    0.0%      0.0%   0.0%          0.0%
--------- -------- ------- ------------- --------
  10.00%  0.0%      0.0%   0.0%          0.0%
--------- -------- ------- ------------- --------
  20.00%  0.0%      0.0%   0.0%          0.0%
--------- -------- ------- ------------- --------
  70.00%  0.0%      0.0%   0.0%          0.0%

*To be determined on the Pricing Date, but not less than 0.0% per annum **The hypothetical interest payments set forth above assume a Minimum Interest Rate of
0.0% p. a. and are illustrative and may not be the actual interest payments on the Notes. These returns do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns shown above would likely be lower.

J. P. Morgan Structured Investments | 800 576 3529 |
JPM_Structured_Investments@jpmorgan.com

J.P.Morgan

7yr ETF Efficiente Contingent Annual Income Note



North America Structured Investments

Selected Benefits

• The Notes offer full return of principal at maturity, subject to the credit risk of JPMorgan Chase & Co.
• The Notes will pay a coupon equal to at least the Minimum Interest Rate on an annual basis
• Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof
• The Index dynamically allocates among the following 12 ETFs (the "ETF Constituents") and the JPMorgan Cash Index USD 3 Month (the "Cash Constituent"), each a "Basket Constituent"

SPDR® S&P 500® ETF Trust (SPY)	iShares® Emerging Markets Bond Fund (EMB)	SPDR® Gold Trust (GLD)	iShares® Barclays 20+ Year Treasury Bond Fund (TLT)	iShares® MSCI Emerging Markets Index Fund (EEM)
iShares® Russell 2000 Index Fund (IWM)	iShares® Dow Jones Real Estate Index Fund (IYR)	iShares® Barclays TIPS Bond Fund (TIP)	iShares® iBOXX $ Investment Grade Corporate Bond Fund (LQD)	
iShares® MSCI EAFE Index Fund (EFA)	iShares® S&P GSCI™ Commodity-Indexed Trust (GSG)	JPMorgan Cash Index USD 3 Month (JPCAUS3M)	iShares® iBOXX $ High Yield Corporate Bond Fund (HYG)	

Selected Risks

• For each Interest Determination Date, if the Cumulative Index Return is negative or less than the Minimum Interest Rate, your interest payment will equal the Minimum Interest Rate for that period. No guaranteed interest payment above the Minimum Interest Rate.
• Payment on the Notes at maturity, as well as any interest payment, is subject to our credit risk. Therefore the value of the Notes prior to maturity will be subject to changes in the market's view of our creditworthiness.
• Your aggregate interest payments may yield a lower return than the Index performance over the term of the Notes.
• The Index Factor negatively impacts the Interest Rate over time, which can result in lower interest payments later in the term of the Notes.
• The Index may not be successful. It may not outperform an alternative strategy related to the Basket Constituents. Changes in the value of Basket Constituents may offset each other.
• The Index is subject to emerging markets risk, fixed income risks, currency exchange risk, real estate risk, small capitalization stock risk and the uncertain legal and regulatory regimes which govern commodities future contracts.
• Upon the occurrence of a commodity hedging disruption event, the amount of your coupon payments may be reduced.
• Our affiliate, JPMSL, is the index calculation agent and may adjust the Index in a way that affects its level.
• No interest payments, dividend payments or voting rights with respect to assets underlying the Index.
• The tax consequences of the Notes may be uncertain. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the Notes.
• Certain built-in costs are likely to adversely affect the value of the Notes prior to maturity. The original issue price of the Notes includes the agent's commission and the estimated cost of hedging our obligations under the Notes. As a result, the price, if any, at which JPMS will be willing to purchase Notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you.
• Lack of liquidity: JPMorgan Securities LLC, acting as agent for the Issuer (and who we refer to as JPMS), intends to offer to purchase the Notes in the secondary market but is not required to do so. The price, if any, at which JPMS will be willing to purchase Notes from you in the secondary market, if at all, may result in a significant loss of your principal.
• Many economic and market factors, such as Index volatility, time to maturity, interest rates and creditworthiness of the Issuer, will impact the value of the Notes prior to maturity.
• Potential conflicts: we and our affiliates play a variety of roles in connection with the issuance of Notes, including acting as note calculation agent and index calculation agent, and hedging our obligations under the Notes. It is possible that such hedging or other trading activities of JPMorgan or its affiliates could result in substantial returns for JPMorgan and its affiliates while the value of the Notes decline.
The risks identified above are not exhaustive. Please see "Risk Factors" in the applicable product supplement and "Selected Risk Considerations" to the applicable term sheet for additional information.

Disclaimer

SEC Legend: JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the SEC for any offerings to which these materials relate. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus and each prospectus supplement as well as any product supplement and term sheet if you so request by calling toll-free 866-535-9248.
IRS Circular 230 Disclosure: JPMorgan Chase & Co. and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Chase & Co. of any of the matters address herein or for the purpose of avoiding U.S. tax-related penalties.

Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. The products described herein should generally be held to maturity as early unwinds could result in lower than anticipated returns. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.

This material is not a product of JPMorgan Research Departments. JPMorgan is the marketing name for JPMorgan Chase & Co. and its subsidiaries and affiliates worldwide. J.P. Morgan Securities LLC is a member of FINRA, NYSE and SIPC. Clients should contact their salespersons at, and execute transactions through, a JPMorgan entity qualified in their home jurisdiction unless governing law permits otherwise.

Additional information about the symbols depicted in each cube in the top right-hand corner of this fact sheet can be accessed via the hyperlink to one of our filings with the SEC: http://www.sec.gov/Archives/edgar/data/19617/000095010309000965/symbol_guide.pdf

J.P. Morgan Structured Investments | 800 576 3529 | JPM_Structured_Investments@jpmorgan.com